Exhibit 99.1

INVITEL HOLDINGS A/S

Puskas Tivadar u. 8-10

H-2040 Budaors, Hungary

Phone (361) 801-1500 - Fax (361) 801-1501

FOR: INVITEL HOLDINGS A/S

COMPANY CONTACT:

Hungary:	Robert Bowker
Chief Financial Officer
(011) 361-801-1374

U.S.:	Peter T. Noone
General Counsel
(206) 654-0204

INVITEL HOLDINGS A/S ANNOUNCES CHANGE IN OWNERSHIP STRUCTURE AND DE-

LEVERAGING OF CASH-PAY DEBT

NEW YORK – September 30, 2009 – Invitel Holdings A/S (NYSE Amex U.S.: IHO) (“Invitel”) announced today a series of transactions that would result in Mid Europa Partners Limited (“Mid Europa”) becoming the controlling shareholder of Invitel and a de-leveraging of the cash-pay debt of Invitel and its subsidiaries (the “Invitel Group”). The closing of each of these transactions is interconditional upon the closing of the other transactions. The series of transactions include the following transactions discussed below:

TDC A/S (“TDC”) and Mid Europa announced today an agreement whereby Mid Europa will acquire from TDC 10,799,782 Invitel shares (64.6% of the outstanding shares, TDC’s entire shareholding), for $1.00 per share (the “Share Acquisition”). The Share Acquisition is subject to certain conditions precedent, including the approval from relevant regulatory authorities. Depending on the status of the regulatory approval at the time of closing of the transaction, TDC and Mid Europa may decide to complete the Share Acquisition in two steps.

In connection with the transactions, Mid Europa will purchase all of TDC’s rights and obligations under a €34.1 million subordinated PIK loan (“Shareholder Loan”) which will be amended and restated to increase the loan by an amount of up to €91.4 million, on terms substantially similar to the existing loan, to finance certain activities of Magyar Telecom B.V. (a subsidiary of Invitel). The additional funds will be principally used by the Invitel Group to fund the purchase or repayment of a portion of the Invitel Group’s outstanding debt.

In addition, Hungarian Telecom Finance International Limited (the “Offeror”), a company controlled by Mid Europa, announced today a tender offer (the “PIK Notes Offer”) to purchase for cash the outstanding €125m Floating Rate Senior PIK Notes due 2013 (ISIN: XS0271778671 (144A),

XS0271777947 (Reg S)) (the “PIK Notes”) issued by HTCC Holdco I B.V. (a subsidiary of Invitel) and a concurrent consent solicitation by HTCC Holdco I B.V. to certain proposed amendments to the indenture governing the PIK Notes. The PIK Notes Offer is subject to terms and conditions described in the tender offer and consent solicitation statement (the “Statement”), including the valid tendering of more than 50% of the principal amount of the PIK Notes. The proposed amendments to the indenture governing the PIK Notes are set out in the Statement.

In connection with the contemplated series of transactions set out above, core lending banks under the existing senior debt facility have confirmed their commitment to Invitel by giving their consent to a number of amendments to certain terms and covenants. A number of additional banks have provided financing under the senior facility to secure funding for the Invitel Group going forward.

Credit Suisse Securities (Europe) Limited (“Credit Suisse”), BNP Paribas and Calyon will act as Joint Dealer Managers (the “Dealer Managers”), in connection with the tender offer. BNP Paribas and Calyon acted as Global Coordinators in connection with the Senior and Subordinated Loan Facilities.

Shareholders Meeting

Invitel’s debt restructuring will be subject to shareholder approval at a meeting (the “Meeting”) to be held on Wednesday, October 28, 2009 at 1:00 p.m., local time at Invitel’s principal Hungarian offices located at Puskas Tivadar u. 8-10 in Budaors, Hungary H-2040. The Meeting will be an extraordinary general meeting in accordance with Danish law and Invitel’s Articles of Association. The purpose of the Meeting is to approve the proposed debt restructuring and elect alternate directors to the four directors who currently represent TDC on Invitel’s board of directors. The four alternate directors have been nominated by Mid Europa with the unanimous approval of the current board of directors of Invitel. Following a successful completion of the contemplated transactions, and upon the resignation of TDC’s representatives on Invitel’s board of directors, the four alternate directors would replace the current four directors from TDC. Invitel has set October 6, 2009 as the record date for determining the ADR holders of the Company’s American depositary shares (“ADSs”) entitled to receive a proxy to instruct the Depositary (Deutsche Bank Trust Company Americas) as to the exercise of the voting rights pertaining to the ordinary shares represented by their respective ADSs. TDC has undertaken a commitment to vote in favour of the above mentioned proposed debt restructuring and election of alternate directors.

Comments from Invitel

Commenting on the proposed transactions, the Chairman of Invitel, Henrik Scheinemann said, “As a result of the transactions, Invitel will have reduced its cash debt-service requirements, enhanced its financial flexibility through the changes to its PIK notes terms and the terms of the senior bank facilities and the company will have reduced its refinancing risk. Invitel will also welcome a new majority shareholder with deep expertise in the telecom sector and region, replacing TDC, which had previously disclosed its intention to focus on its core markets in Denmark and the Nordic region.”

Comments from Mid Europa Partners

Commenting on the transactions, Craig Butcher, Senior Partner of Mid Europa Partners, said “We are very pleased to renew our association with the Invitel Group. Since our previous ownership of one of its component businesses, the Group has been transformed through several mergers and acquisitions into today’s much larger and more diversified business. Our contemplated investment in the Invitel Group, through the series of transactions announced today, will strengthen Invitel’s balance sheet and better enable it to realise the growth potential of several of its core markets. Mid Europa Partners looks forward to working with the board and management of Invitel to support its future development for the benefit of all its stakeholders.”

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S is the number one alternative and the second-largest fixed line telecommunications and broadband internet services provider in the Republic of Hungary. In addition to delivering voice, data and internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

ABOUT MID EUROPA PARTNERS

Mid Europa Partners is a leading independent private equity firm focused on Central and Eastern Europe. Operating from London, Budapest and Warsaw, Mid Europa Partners advises and manages funds with asset value of approximately €3.2 billion. The Mid Europa Partners team has been investing in Central and Eastern Europe since 1999.

Forward-Looking Statements and Legal Information

The information above includes forward-looking statements about the Invitel Group. These and all forward-looking statements are only predictions of current plans that are constantly under review by Invitel Holdings. Such statements are qualified by important factors that may cause actual results to differ from those contemplated, including those risk factors detailed from time to time in Invitel Holdings’ U.S. Securities and Exchange Commission (“SEC”) filings, which may not be exhaustive. For a discussion of such risk factors, see Invitel Holdings’ filings with the SEC including, but not limited to, its 2008 Annual Report on Form 20-F. Invitel Holdings operates in a continually changing business environment, and new risk factors emerge from time to time. Invitel Holdings cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on its business or events described in any forward-looking statements. Invitel Holdings has no obligation to publicly update or revise any forward-looking statements to reflect the occurrence of future events or circumstances.

This press release does not constitute or form a part of an offer of securities for sale in the United States (including its territories and possessions, any State of the United States and the District of Columbia). Securities may not be offered or sold into the United States absent registration or an exemption from registration as provided in the U.S. Securities Act of 1933, and the rules and regulations thereunder.

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be a tender for any securities referred to herein in any jurisdiction in which such offer to sell or solicitation of an offer to buy or tender would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any such jurisdiction. The forwarding distribution and reproduction of this press release may be restricted by law in certain jurisdictions and persons into whose possession this press release or other information referred to herein comes should inform themselves about and observe any such restrictions.

Offer Restrictions

Belgium

Neither this press release nor any other documents or materials relating to the PIK Notes Offer have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie en Assurantiewezen) and, accordingly, the PIK Notes Offer may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of April 1, 2007 on public takeover bids and as defined in Article 3 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (together the “Belgian Public Offer Law”), each as amended or replaced from time to time. Accordingly, the PIK Notes Offer may not be advertised and the PIK Notes Offer will not be extended, and neither this press release nor any other documents or materials relating to the PIK Notes Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” as referred to in Article 10, of the Belgian Public Offer Law (as amended from time to time) acting on their own account. Insofar as Belgium is concerned, this press release has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the PIK Notes Offer. Accordingly, the information contained in this press release may not be used for any other purpose or disclosed to any other person in Belgium.

France

The PIK Notes Offer is not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this press release nor any other document or material relating to the PIK Notes Offer have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties and/or (ii) qualified investors (Investisseurs Qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-2 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Offers.

This press release have not been and will not be submitted for clearance to the Autorité des Marchés Financiers.

Italy

The PIK Notes Offer is not being made, directly or indirectly, in the Republic of Italy (“Italy”). The PIK Notes Offer and this press release have not been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, holders of PIK Notes are notified that, to the extent holders of PIK Notes are located or resident in Italy, the PIK Notes Offer is not available to them and they may not tender PIK Notes in the PIK Notes Offer and, as such, any electronic instructions (as defined below) received from such persons shall be ineffective and void, and neither this press release nor any other documents or materials relating to the PIK Notes Offer or the PIK Notes may be distributed or made available in Italy.

United Kingdom

The communication of this press release and any other documents or materials relating to the PIK Notes Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

General

This press release and any related documents do not constitute an offer to buy or the solicitation of an offer to sell PIK Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the PIK Notes Offer to be made by a licensed broker or dealer, and a Dealer Manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, the PIK Notes Offer shall be deemed to be made by such Dealer Manager or such affiliate (as the case may be) on behalf of the Offeror in such jurisdictions.

Each holder of PIK Notes participating in the PIK Notes Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in the Statement. Any tender of PIK Notes for purchase pursuant to the PIK Notes Offer from a holder of PIK Notes that is unable to make these representations will not be accepted. Each of the Offeror, the Dealer Managers and the tender agent reserve the right, in their absolute discretion, to investigate, in relation to any tender of PIK Notes for purchase pursuant to the PIK Notes Offer, whether any such representation given by a holder of PIK Notes is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender shall not be accepted.

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